UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 2, 2005

Commission File Number: 001-10110

Banco Bilbao Vizcaya Argentaria, S.A. ———————————————————————————————————
(Translation of registrant’s name into English)

Kingdom of Spain ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Plaza San Nicolás 4 48005 - BILBAO (SPAIN)
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

BBVA has notified today to the [Spanish] National Energy Commission that, in compliance with the contents of such Commission´s decision of April 28, 2005,
BBVA has opted for the maintenance of its full political rights regarding its stake and the presence of institutional directors in Iberdrola S.A., the principal operator in the production and distribution market of natural gas.
In compliance with said decision and as a consequence of the option above mentioned, the institutional directors appointed -following BBVA´s suggestion -
to the board of directors of REPSOL YPF, S.A., the other operator in the gas market in which BBVA has a stake greater than 5%,  have  filed today their resignation as directors of said company.
Additionally, the voting rights corresponding to the stake of BBVA in REPSOL
YPF, S.A. exceeding 3% of the share capital may not be exercised except in connection with the approval of the annual accounts, the management report and the proposal of income distribution.  BBVA may not enter into any agreement of reciprocal participation in the share capital or voting rights  with any shareholder of REPSOL YPF, S.A. BBVA may not exercise the information rights that may be recognised to shareholders with a participation greater than 3%.
Finally, BBVA may not enter into any agreement with other shareholders whose object is to approve or block the approval of corporate agreements in the general shareholders meeting of REPSOL YPF, S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: June 2, 2005	By:	JAVIER MALAGON NAVAS
	Name:	JAVIER MALAGON NAVAS
	Title:	Authorized Representative of Banco Bilbao Vizcaya Argentaria, S.A.